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News Release

RESIN SYSTEMS COMPLETES $7.5 MILLION EQUITY FINANCING

Edmonton, Alberta, February 16, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, today announced that it has completed the private placement of 6,521,740 units of RSI at a price of $1.15 per unit for total gross proceeds of $7.5 million.  Each unit of RSI consists of one (1) common share and one-half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of RSI at an exercise price of $1.65 on or before August 15, 2005 and at a price of $2.00 on or before February 14, 2006.

Kingsdale Capital Markets Inc. (the "Agent") of Toronto, Ontario, acted as RSI's agent in connection with the private placement.  In connection with the private placement, RSI paid the Agent and other arm's length finders an aggregate cash fee equal to $523,800 and issued an aggregate of 433,072 broker warrants to the Agent and other arm's length finders.  Each broker warrant entitles the holder to acquire on or before February 14, 2006 one (1) unit of RSI and subsequent to February 14, 2006 and prior to August 14, 2006, one (1) common share of RSI, upon payment to RSI of $1.15.

RSI intends to use the proceeds of the offering to fund production equipment to manufacture its RStandard™ modular composite utility poles, the commercialization and further development of its Version® resins and related products, and for general working capital purposes.

All of the common shares, warrants and broker warrants issued by RSI pursuant to the private placement are subject to a four month hold period and are subject to restrictions on resale prior to June 15, 2005.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as  amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

"RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.  In addition, RSI is actively engaged in the further development and commercialization of its Version™ resins and related products for worldwide composite material applications.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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